GREENTECH MINING INTERNATIONAL, INC.
951 Mariners Island Blvd. Suite 300
San Mateo, CA 94404
February 11, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Brian Cascio

Greentech Mining international, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2014
Filed August 12, 2014
File No. 000-54610

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated January 23, 2015 addressed to Mr. Matthew Neher, the Company’s President and CEO, with respect to the Company’s filing of its Form 10-K for the Fiscal Year Ended March 31, 2014 Filed August 12, 2014.

The Company has replied below to your comments with a response following a repetition of the Staff’s comments to which it applies (the “Comment”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

 Form 10-K for the Fiscal Year Ended March 31, 2014

Item 9A(T). Controls and Procedures, page 37

1. Please file an amendment to the Form 10-K to include management’s report on the effectiveness of internal control over financial reporting as of March 31, 2014, as required by Item 308(a) of Regulation S-K. Please note that the exemption available in the Instructions to paragraphs (a) and (b) of Item 308 of Regulation S-K only applies to the first annual report subsequent to your effective registration statement.

Company Response
We have amended the Form 10K to include Management’s Report on Internal Control over Financial Reporting and other required items.

2. In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Company Response
We have amended the Form 10K and revised the disclosure regarding controls and procedures.

Brian Cascio
February 11, 2015

On behalf of the Company, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

 Matthew Neher

GREENTECH MINING INTERNATIONAL, INC.

By: /s/ Matthew Neher
Matthew Neher